F O R    I M M E D I A T E    R E L E A S E


                            PRESS RELEASE

                                      August 3, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


                  HEALTH CARE REIT, INC. ANNOUNCES
                       AGREEMENT IN PRINCIPLE

       Toledo, Ohio, August 3, 1995....Health Care REIT, Inc.
(NYSE/HCN) announced today that an agreement in principle has been reached with debtors on two defaulted psychiatric hospital loans to hire independent professional management qualified to operate the two facilities in the Florida market. The manager is scheduled to assume management responsibilities for the two facilities in September 1995, and is expected to render a preliminary report on the facilities' condition and financial prospects as soon as possible thereafter. The investment in the two facilities is $13.5 million. The Company is secured by liens on the properties, two guarantees totaling approximately $1.5 million, and a second mortgage on another psychiatric facility. The current value of the second mortgage has not yet been ascertained.

       Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, behavioral care facilities, specialty care hospitals and primary care facilities.